Filed by Titanium Metals Corporation
                          pursuant to Rule 425 under the Securities Act of 1933
                       and Rule 13e-4 under the Securities Exchange Act of 1934
                                  Subject Company:  Titanium Metals Corporation
                                                Commission File No.:  001-14368

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE:                               CONTACT:

Titanium Metals Corporation                          Bruce P. Inglis
1999 Broadway, Suite 4300                            Vice President - Finance
Denver, Colorado 80202                                 and Corporate Controller
                                                     (303) 296-5600


       TIMET ANNOUNCES EXCHANGE OFFER FOR CONVERTIBLE PREFERRED SECURITIES


     DENVER, COLORADO . . . April 5, 2004 . . . Titanium Metals Corporation ("TIMET" or the "Company") (NYSE: TIE) announced today that its Board of Directors has approved an exchange offer pursuant to which the Company would exchange 4,024,820 shares of a newly created 6.75% Series A Convertible Preferred Stock to be issued by the Company (the "Series A Preferred Stock") for all of the outstanding 4,024,820 6.625% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities, liquidation preference $50 per security, including the associated guarantee (the "BUCS") issued by TIMET Capital Trust I. The exchange of BUCS for shares of Series A Preferred Stock will, among other things, improve the Company's consolidated balance sheet by reducing outstanding indebtedness and increasing stockholders' equity.

     Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series A Preferred Stock as to dividends, the holders of shares of the Series A Preferred Stock will be entitled to receive, when, as, and if declared by our Board of Directors out of funds of TIMET legally available for the payment of dividends, cumulative cash dividends at the rate of 6.75% of the liquidation preference per annum per share (equivalent to $3.375 per annum per share).

     Each share of Series A Preferred Stock will be convertible, in whole or in part, at any time, at the option of the holder thereof, into 0.2 share of TIMET common stock, subject to adjustment in certain events. Assuming the consummation of the proposed five-for-one stock split previously announced on March 24, 2004, each share of Series A Preferred Stock will be convertible, in whole or in part, at any time, at the option of the holder thereof, into one share of TIMET common stock, subject to adjustment in certain events.

     The exchange offer will be subject to the satisfaction or waiver of several conditions, including approval by our stockholders of the exchange offer and of an amendment to our certificate of incorporation to increase the number of shares that we are authorized to issue. The exchange offer is also conditioned on the effectiveness of a registration statement and prospectus on Form S-4 to be filed with the United States Securities and Exchange Commission (the "SEC") and the consent of the lender under our current U.S. bank credit facility to, or the amendment of such instrument to permit, the issuance of the Series A Preferred Stock.

     The Company today filed with the SEC a preliminary proxy statement including, among other proposals for which common stockholder approval is being solicited, a proposal regarding the exchange offer and issuance of Series A Preferred Stock. These matters will be voted upon at the Company's 2004 Annual Meeting of Stockholders, currently scheduled for May 21, 2004. Further details regarding the exchange offer proposal can be found in the preliminary proxy statement. This press release is not a solicitation of proxies in connection with any of the matters to be considered at the Company's Annual Meeting. We urge investors to read the definitive version of the proxy statement and any other relevant documents to be filed with the SEC, because they will contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge from the Company's investor relations department, 1999 Broadway, Suite 4300, Denver, Colorado 80202.

     TIMET and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of TIMET in connection with the approval of the exchange offer. Information about the directors and executive officers of TIMET and their ownership of TIMET stock is set forth in the proxy statement filed with SEC.

     This press release is not an offer to sell or the solicitation of an offer to buy any security including the BUCS or Series A Preferred Stock, nor shall there be any exchange or sale of these securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The exchange offer will only be made pursuant to the registration statement and prospectus to be filed with the SEC and only after the registration statement and prospectus are declared effective by the SEC. Holders of BUCS are strongly advised to read the registration statement, tender offer statement and other related documents when they are filed with the SEC because these documents will contain important information. Holders may obtain a free copy of these documents when they are available as set forth above.

     This press release contains forward-looking statements based upon the Company's current expectations. Such statements include, but are not limited to, assumptions, plans, projections, and estimates regarding approval by the Company's common stockholders of the exchange offer at the Annual Meeting. Risks and uncertainties relating to the exchange offer include, but are not limited to, the time involved to process the registration of the Series A Preferred Stock with the SEC, the lack of a public market for the Series A Preferred Stock, the potential effect of many factors on the market value of the Series A Preferred Stock, the restrictions that currently limit the Company' ability to pay cash dividends on the Series A Preferred Stock, the interests of certain of the Company's directors and officers in the exchange offer, the subordination of the Series A Preferred Stock to the Company's indebtedness and the resulting potential limitations on the Company's ability to fulfill its obligations under the Series A Preferred Stock, the possibility that the Company's business operations may not generate sufficient funds to service our indebtedness and pay cash dividends on the Series A Preferred Stock, and other risks related to our business. Should one or more of the risks and uncertainties materialize, or should the Company's underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about the Company and risk factors that could affect the Company's results and the exchange offer is included in our filings with the SEC.

     TIMET, headquartered in Denver, Colorado, is a leading worldwide producer of titanium metal products. Information on TIMET is available on the internet at http://www.timet.com/.


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